Snow Lake Provides Ubaryon Shareholder Update

Winnipeg, Manitoba, December 19, 2025 - Snow Lake Resources Ltd., d/b/a Snow Lake Energy (Nasdaq: LITM) ("Snow Lake"), a nuclear fuel cycle company, announces that Ubaryon has provided a shareholder update which conveys that Ubaryon is making significant progress on its 100% owned Uranium Enrichment Technology ("Ubaryon Enrichment Technology") as well as other value accretive technologies.

Highlights

  Ubaryon is a private Australian company which owns 100% of a unique and innovative technology for uranium enrichment

  Global Uranium and Enrichment Limited ("GUE") is the largest shareholder of Ubaryon with 21%

  Snow Lake is GUE's largest shareholder with 19.9% and Snow Lake is in the process of acquiring the balance of GUE's shares that it currently does not own

  Recent investment by Urenco provides a clear pathway for Ubaryon's core uranium isotope technology to reach TRL 5 within the next 3 years subject to technical milestones

  Urenco is a global uranium enrichment company with enrichment facilities in Germany, the Netherlands, the UK and the U.S.

  Ubaryon has recently significantly bolstered the technical team to advance development

  Chlorine Isotope Separation test work continues to be promising and provides ongoing support to Ubaryon's core technology

  Ubaryon has also developed a sorbent powder for recovery of uranium from waste solutions (patent pending) and has received interest from several companies to evaluate its potential in 2026

Operational Update

Uranium Technology Development

As a part of the due diligence for the Urenco investment, Ubaryon received independent technical reviews confirming the technology is currently at Technology Readiness Level ("TRL") assessment level of TRL-4.

Moving forward, Ubaryon is continuing development with a defined development program intended to support progression toward TRL 5 over the next three years, subject to technical milestones.  Ubaryon has achieved significant progress both in fundamental understanding and process control of the Ubaryon Enrichment Technology, and in the optimisation of the enrichment process operating parameters.  The value in Ubaryon's technology is derived from its simplicity compared to other processes and value accretion is expected as the technology continues to advance through successive development milestones.

Following the investment received from Urenco and as planned for - Ubaryon has now secured additional personnel to support Ubaryon's development both commercially and technically.  This staffing will enable their support laboratory to provide relevant and improved chemical and isotope analysis to accelerate technical progress in all areas.  The additional personnel expand Ubaryon's internal analytical and laboratory capabilities, supporting accelerated development across multiple workstreams.

Chlorine Isotope Separation

Ubaryon is also currently developing a chlorine isotope separation for potential use in next generation molten salt nuclear reactors.  Ubaryon's isotope separation understanding and chemical approaches have provided an alternative approach to existing isotope separations in chlorine applications and initial testing is promising.  This work leverages Ubaryon's isotope separation approach but is technically distinct from its uranium enrichment technology and is not classified.  Development is partially funded by third parties.

Sorbent Powder technology

Ubaryon has developed a sorbent powder for recovery of uranium from waste solutions.  This has been necessary to support our core technology through material recycling and waste management and represents additional value in Ubaryon.  Ubaryon prepared and lodged a provisional patent for this technology.  Ubaryon has valuable interest from several organisations to evaluate Ubaryon's sorbent powder for both environmental and process recovery applications.  This technology is not classified and does not form part of Ubaryon's isotope separation technology but is a supporting activity of value.

Regulatory Update

Urenco FIRB Approval

Urenco recently received a "no objection ruling" from the Australian Foreign Investment Review Board to allow them to complete their investment in Ubaryon.  This has been achieved ahead of schedule and validates Urenco's value as an investor.

Defence Export Control

As part of Ubaryon's commercialisation strategy, Ubaryon applied to Defence Export Control ("DEC") for "in principle" approval to deal with Urenco regarding its core uranium technology.  Ubaryon has now received this approval which confirms that DEC has no strategic or security objection at this time to a future deal with Urenco for commercialising Ubaryon's technology.  This does not represent a pre-approval but offers increased confidence in Urenco's commercial strategy.

Regulatory Compliance

Ubaryon continues to maintain compliance with Australian Safeguards and Non-Proliferation Office ("ASNO") requirements under its permit to possess uranium for research and development of its isotope separation technology.  ASNO has supervised two additional International Atomic Energy Agency inspections in 2025 as well as undertaken their own routine inspections and audits.  Ubaryon continues to work diligently and transparently with ASNO to ensure it is able to continue development and keep the regulator's confidence in its security and safeguards systems with respect to both technology development and commercialisation strategy.

Ubaryon Background

Ubaryon is a private Australian company which is developing and commercialising a unique uranium enrichment technology based on the chemical separation of naturally occurring uranium isotopes.

Ubaryon was established in 2015 after environmental testing identified a process anomaly, after which Ubaryon lodged a patent application over its Ubaryon Enrichment Technology in 2018.  ANSO classified the intellectual property in September 2018.  ASNO and DEC now regulate all Ubaryon's technical disclosure.

A significant feature of the Ubaryon Enrichment Technology is that it eliminates the need for conversion from uranium oxide or yellowcake (UO4 or U3O8) to gaseous uranium (UF6) and the need for deconversion from UF6 to uranium oxide.  Removing conversion and deconversion simplifies the enrichment process and allows for additional flexibility in the nuclear fuel cell supply chain.

About Snow Lake Resources Ltd.

Snow Lake Resources Ltd. is a Canadian nuclear fuel cycle and critical minerals company listed on Nasdaq:LITM, with a portfolio of U.S. focused uranium projects, together with interests in next-generation uranium enrichment and small modular reactors.  The Pine Ridge uranium project is an exploration stage project located in Wyoming, United States and the Engo Valley uranium project is an exploration stage project located on the Skeleton Coast of Namibia.  Snow Lake also holds a portfolio of additional exploration stage critical minerals projects located in Manitoba, as well as investments in a number of public companies with critical minerals assets, including rare earths and lithium, in North America.  Learn more at www.snowlakeenergy.com.

Forward-Looking Statements: This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties.  All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Resources Ltd.  We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words.  Forward-looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict.  Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission.  Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

For Further Information:

Frank Wheatley	Investor Relations
Chief Executive Officer	ir@snowlakelithium.com
fw@snowlakelithium.com